Texxon Holding Limited

7A, Block C, 207 Songhong Road

Changning District, Shanghai, China, 200335

Tel: +86 574-62629970

VIA EDGAR

August 13, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention:	Abe Friedman Theresa Brillant Rebekah Reed Donald Field

Re: Texxon Holding Limited

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted July 3, 2024

CIK No. 0002014337

Ladies and Gentlemen:

Texxon Holding Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) on July 26, 2024, relating to Amendment No.1 to Draft Registration Statement on Form F-1, submitted by the Company to the Commission on July 3, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is filing via Edgar a revised registration statement (the “Registration Statement”) with this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 3, 2024

Cover Page

1.

Please revise to briefly acknowledge as an additional limitation on your ability to transfer cash between you, your subsidiaries, and investors that distributions of dividends to foreign investors must be reviewed by a bank designated by the State Administration of Foreign Exchange of China. We note that this is identified as an applicable limitation at pages 4 and 25.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the Registration Statement.

2.

We note your response to prior comment 14. Please revise to identify each of the principal shareholders owning an aggregate majority of your shares on the cover page. Please also provide consistent disclosure as to whether you intend to rely upon controlled company listing standard exemptions, as we note that you state on the cover page that you “may rely” on these exemptions but state at pages 16 and 66 that you “do not intend to rely” on such exemptions. File the Acting in Concert Agreement between Mr. Xu and the principal shareholders as an exhibit to the registration statement.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page, pages 16 and 65 of the Registration Statement.

Prospectus Summary

Our Corporate History and Structure, page 2

3.	We note your added disclosure regarding a “third-party company” which may exercise certain conversion rights within one year of January 17, 2024 that would lessen your subsidiary’s equity interest in Henan Net Plastic New Material Technology Co., Ltd. If it is accurate that exercise of such conversion rights would result in this third-party company becoming a minority shareholder in Henan Net Plastic New Material Technology Co., Ltd., please revise to identify the company.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 2 and 76 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 78

4.	Please expand your disclosure regarding the 443.6% increase in net income for the six months ended December 31, 2023 to disclose that net income includes a government grant of $2.9 million.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 78, 87 and 107 of the Registration Statement.

Business

Facilities

Henan Polystyrene Factory, page 118

5.	Please expand upon the level of funding that you have received and expect to receive from the Taiqian government in connection with the Henan Province polystyrene factory, as well as any material terms and obligations associated with such funding.

Response: In response to the Staff’s comment, we have revised the disclosures on page 118 of the Registration Statement.

Management

Compensation of Directors and Executive Officers, page 138

6.	Please update your executive compensation information for your fiscal year ended June 30, 2024. Refer to Item 6.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosures on page 137 of the Registration Statement.

Related Party Transactions, page 140

7.	We note your response to prior comment 28. Please further revise to disclose the related party balance due to Yiyun Group as of the latest practicable date, as you disclose the amount outstanding as of December 31, 2023. Refer to Item 7.B.2 of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosures on page 139 of the Registration Statement.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

8.	We have reviewed your response to comment 30 and reissue the comment. Your current disclosure appears to show the effect of related party inventory purchases and the subsequent sale of those products. Rule 5-03(b)(2) of Regulation S-X requires separate presentation of “amounts of costs and expenses incurred from transactions with related parties,” which would reflect the costs attributed to transactions with related parties, rather than the transfer of inventory to cost of goods sold of related party purchases. Please advise.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 83, 89, F-4, F-22, and F-48 of the Registration Statement. The total costs attributed to the purchase from related parties have been disclosed in Notes 14 on page F-22 and Note 13 on page F-48. The total cost attributed to transactions with related parties for the years ended June 30, 2023 and 2022 and six months ended December 31, 2023 and 2022 were the same as the transfer of inventory to cost of goods sold of related party purchase as no inventory on hand were purchased from related parties at the beginning and ending of the period.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9.	We have reviewed your response to comment 32. To help us better understand your response, please provide us with the following information:

●	How products are listed on the company’s site, specifically do your suppliers list their product offerings available to your customers on your site;

●	The ordering process, specifically when a customer orders a product at what point is the supplier provided with the order details for fulfilment, and how is that communication provided to the supplier;

●	The process for determining pricing, specifically how is the price set for all your product offerings and how is the company’s markup for each product offering determined;

●	Once the supplier has been selected for fulfilment of a customers order, can the company direct the goods to any party other than that particular customer;

●	When the customer is notified the product is available for pickup, who provides the notification to the customer;

●	What is the process for the company confirming receipt and satisfaction with the product provided by the supplier;

●	What is the process if the supplier were to fail to deliver the goods to the customer;

●	At what point in the ordering process does the company and the supplier each receive payment.

Please also provide an example of a customer order which details the time from when the customer purchased the product.

Response: We respectfully advise the Staff of the following information:

1）How products are listed on the company’s site, specifically do your suppliers list their product offerings available to your customers on your site;

Response:

On our website, we publish only general information on available products categories. For comprehensive information on each available product offering, registered customers can use our mobile app or WeChat Mini-Program to search for products by product name, brand, SKU, quantity, delivery date, or delivery location. Based on each registered customer’s profile, such as creditworthiness, location, and transaction history, our platform typically provides immediate search results of available product offerings, along with details such as price and delivery date, for their browsing and further inquiries. This entire process is conducted one on one between us and our customers on our platform. Our suppliers do not directly operate our platform or publish their product offerings on it. Instead, they present their product offerings to us separately. After passing our selection process and successfully registering with us, we independently determine sales prices and publish product information based on the terms suppliers have offered to us, without disclosing supplier names.

2）The ordering process, specifically when a customer orders a product at what point is the supplier provided with the order details for fulfilment, and how is that communication provided to the supplier;

Response:

Our suppliers and customers do not directly contact or communicate with each other. When a customer initiates a purchase order with us, either by contacting our salesperson or through our platform, the customer provides the order details. We then match these order details with suitable suppliers in our supplier database and request a quote. The supplier provides fulfilment details at the point they provide their quote. We communicate with the customer and suppliers separately, either by our salesperson or through our online platform.

3) The process for determining pricing, specifically how is the price set for all your product offerings and how is the company’s markup for each product offering determined;

Response:

Our sales price is determined by our purchase price, various costs and our markup. These costs primarily include storage, shipping, insurance and taxes. Our markup is based on our assessment of the customer, which is dynamic and considers factors such as the customer’s financial situation, credit data, market position within the industry, purchase history, and past fulfillment behavior.

4) Once the supplier has been selected for fulfilment of a customer’s order, can the company direct the goods to any party other than that particular customer;

Response:

Yes, we can. Typically, once the supplier has been selected, we do not direct the goods to any party other than the particular customer. However, we can designate the goods to another party, if the order with the particular customer is canceled or if we need to optimize delivery times for several orders of the specific product.

5) When the customer is notified the product is available for pickup, who provides the notification to the customer;

Response:

We provide the notification to the customer to pick up the products on the date when we received the notice from the supplier that the products are ready for pickup and the customer has fulfilled obligation, such as making the advance payment, as per the sales contract.

6) What is the process for the company confirming receipt and satisfaction with the product provided by the supplier;

Response:

We have three delivery methods: shipping from us through our service providers, customer pick-up, and direct shipping from suppliers. For orders using shipping from us through our service providers and customer pick-up, we confirm the receipt of goods to the supplier once the designated transportation provider, arranged by us or our customer, has picked up the goods from the supplier’s warehouse and signed the receipt form. For the order using direct shipping from suppliers, we confirm the receipt of goods once these products are delivered to our customer’s warehouse and our customer signed the receipt form.

7) What is the process if the supplier were to fail to deliver the goods to the customer;

Response:

If a supplier fails to deliver the goods, we will send a written notice urging the supplier to deliver the goods within the agreed time. Simultaneously, we initiate a request for a new supplier to prepare the goods. If the original supplier does not fulfill the contract within the agreed time, we enter a purchase agreement with the new supplier, notify the transportation provider in writing to redirect to the new supplier’s warehouse to pick up the goods and then deliver to the location specified by our customer.

8) At what point in the ordering process does the company and the supplier each receive payment.

Response:

We engage in both credit and prepaid sales. The majority of our sales are prepaid, which means we have received payment in advance before delivering the products. For those credit sales, we typically collect the payments from the customers within the payment terms (usually within 60 days) after the customers have accepted the goods.

Similarity, we make purchases on credit or by prepayment. For our purchase on credit, we typically make payment to the supplier within the payment terms (usually within 60 days) after we have accepted the goods.

Please also provide an example of a customer order which details the time from when the customer purchased the product.

Response:

Here is an example of a sale order detailing the timeline from the moment the customer initiated the purchase request:

1.	Customer Requests: On July 23, 2024, we received a customer’s purchase request through our online platform. The customer provided detailed specifications and requirements for the products they intended to purchase, including quantity, standards, and any special conditions.

2.	Select Supplier: On the same day, we selected suitable suppliers from our supplier database. Our selection involved assessing the suppliers’ capabilities, previous performance, pricing, and their ability to deliver within the required timeframe.

3.	Sign Sales Contract: On July 25, 2024, after completing the supplier selection, we entered into a sales contract with the customer. This contract detailed the terms of the sale, including product descriptions, quality, prices, delivery method, and payment terms.

4.	Sign Purchase Contract: Also on July 25, 2024, we entered a purchase contract with the selected supplier. This contract detailed the terms of our purchase, including product descriptions, quality, prices, delivery method, and payment terms.

5.	Receive Prepayment: On July 26, 2024, we received the agreed-upon full advance payment from the customer.

6.	Prepay for the purchase: On July 26, 2024, we transferred full payment to the supplier as stipulated in the purchase contract after receipt the advance payment from the customer.

7.	Picking Up Goods: On July 26, 2024, following the supplier’s confirmation of receiving payment, we instructed our designated transportation service provider to pick up the goods from the supplier’s warehouse. The designated transportation provider signed the receipt form after completing the loading and confirming the products and quantities.

8.	Delivery: On July 26, 2024, our designated transportation service provider delivered the goods to the customer’s specified location.

9.	Customer Confirms Receipt: On July 26, 2024, the customer confirmed the receipt of goods by signing the receipt form. This form acknowledged that the products were received in accordance with the agreed-upon specifications.

Exhibit Index, page II-6

10.	Please file as an exhibit the consent of Benson Li. & Co. Solicitors required by Item 601(b)(23) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the exhibit index on page II-6 of the Registration Statement.

* * *

We thank the Staff for your review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Wei Wang, Esq. of Ellenoff Grossman & Schole LLP, at wwang@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

By:	/s/ Hui Xu
Name:	Hui Xu
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP